UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2012

On August 6, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the three months ended June 30, 2012. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated August 6, 2012, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2013. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data related to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three months ended June 30, 2012 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: August 6, 2012

Financial Results Release	August 6, 2012
For the Three Months Ended June 30, 2012	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company's shares are listed: Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Representative: Hiroo Unoura, President and Chief Executive Officer

Contact: Kazuhiko Nakayama, Head of IR, Finance and Accounting Department / TEL +81-3-5205-5581

Scheduled date of filing quarterly securities report: August 7, 2012

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Three Months Ended June 30, 2012 (April 1, 2012 – June 30, 2012)

Amounts are rounded off to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT
Three months ended June 30, 2012	2,575,932	1.5%	352,307	0.9%	346,573	(1.5)%	156,560	2.3%
Three months ended June 30, 2011	2,537,352	1.5%	349,275	2.8%	351,828	3.0%	153,070	(1.8)%

Note: Percentages above represent changes from the corresponding previous period.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Three months ended June 30, 2012	127.93	(yen)	—	(yen)
Three months ended June 30, 2011	115.69	(yen)	—	(yen)

Notes:	Comprehensive income (loss) attributable to NTT:	For the three months ended June 30, 2012:	202,015 million yen 20.2%
		For the three months ended June 30, 2011:	168,002 million yen 12.9%

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
June 30, 2012	19,087,587	10,189,284	7,998,805	41.9%	6,536.22	(yen)
March 31, 2012	19,389,699	10,047,729	7,882,587	40.7%	6,441.26	(yen)

2.	Dividends

	Annual Dividends
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year Ended March 31, 2012	—	70.00	(yen)	—	70.00	(yen)	140.00	(yen)
Year Ending March 31, 2013	—	—		—	—		—
Year Ending March 31, 2013 (Forecasts)	—	80.00	(yen)	—	80.00	(yen)	160.00	(yen)

Note: Change in forecasts of dividends during the three months ended June 30: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2013 (April 1, 2012 – March 31, 2013)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2013	10,750,000	2.3%	1,280,000	4.7%	1,265,000	2.1%	575,000	22.9%	469.86	(yen	)

Notes:

1.	Percentages above represent changes from the previous period.
2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2013 during the three months ended June 30, 2012: None

* Notes:

(1)	Change in significant consolidated subsidiaries during the three months ended June 30, 2012, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

Note: This refers to the application of simplified or exceptional accounting for quarterly consolidated financial statements.

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

(i)	Change due to revision of accounting standards and other regulations: Yes

(ii)	Others: None

(For further details, please see “Others” on page 9.)

(4)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock):

June 30, 2012 : 1,323,197,235 shares

March 31, 2012 : 1,323,197,235 shares

2. Number of treasury stock:

June 30, 2012 : 99,430,910 shares

March 31, 2012 : 99,431,812 shares

3. Weighted average number of shares outstanding:

For the three months ended June 30, 2012 : 1,223,765,662 shares

For the three months ended June 30, 2011 : 1,323,134,547 shares

* Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the review process on quarterly financial statements as required by the Financial Instruments and Exchange Act had not been finished.

* Explanation for forecasts of operation and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2013, please refer to pages 8 and 20.

On Monday, August 6, 2012, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1.    Qualitative Information

(1)  Qualitative Information Relating to Consolidated Business Results

    Consolidated results

Three-Month Period Ended June 30, 2012 (April 1, 2012 – June 30, 2012)

	(Billions of yen)
	Three-Month Period Ended June 30, 2011 (April 1, 2011 – June 30, 2011)	Three-Month Period Ended June 30, 2012 (April 1, 2012 – June 30, 2012)	Change	Percent Change
Operating revenues	2,537.4	2,575.9	38.6	1.5%
Operating expenses	2,188.1	2,223.6	35.5	1.6%
Operating income	349.3	352.3	3.0	0.9%
Income before Income taxes and equity in earnings (losses) of affiliated companies	351.8	346.6	(5.3)	(1.5)%
Net Income attributable to NTT	153.1	156.6	3.5	2.3%

During the three months ended June 30, 2012, NTT Group worked to expand broadband and ubiquitous services pursuant to its Medium-Term Management Strategy, adopted in May 2008, entitled “Road to Service Creation Business Group.”

•	Broadband Services

In the fixed communications field, NTT Group continued to take measures to expand the use of its “FLET’S Hikari” service and to improve its customer support services. In eastern Japan, in addition to basic Internet browsing applications, NTT Group launched “Hikari Box 2,” a set top box that enables the use of existing “FLET’S Market” applications on televisions.

In addition, NTT Group has reached agreements with SQUARE ENIX CO., LTD. and Nintendo Co., Ltd. to collaborate on promotions and Internet connection support, in order to provide more customers with a comfortable communication environment required for online games, such as “Dragon Quest X,” with the goal of further expanding FLET’S Hikari sales.

In the mobile communications field, NTT Group launched seven new mobile phone models, including the “GALAXY S III,” many of which are compatible with “Xi” LTE Service. NTT Group also unveiled the “Raku Raku Smartphone” and the new flat-rate data billing plan “Raku Raku Pake-hodai.” In addition, as part of the “DOCOMO Cloud” service enhancement, NTT Group improved the functions of the “Shabette Concier” voice-agent application.

•	Upper Layer Services • Solutions Business

With respect to the upper layer services, NTT Group made efforts to expand the content of video services and enhance services in response to the diversification of handsets used by customers. For example, in April, NTT Group began operating “NOTTV,” Japan’s first broadcast station for smartphones, which enables customers to receive high voice-quality, high definition broadcasting services similar to existing television broadcasts.

With respect to the solutions business, NTT Group made efforts to enhance its cloud service lineup. In particular, in the field of education, NTT Group launched a cloud-based education support service for colleges, which provides educational support and encourages interactive communication between teachers/staff members and students through cloud services. For corporations, NTT Group launched “BizXaaS BA,” a customer information analysis support service utilizing big data, which enables quick and cost-effective visualization of quality customers.

•	Global Businesses

NTT Group acquired overseas businesses with the objectives of expanding its service lineup and securing business know-how and personnel with expertise. In addition, in order to strengthen its ability to seamlessly provide global services to Japanese companies operating overseas and to local corporations, NTT Group built new data centers in Singapore and Malaysia, which are receiving attention as system hubs and disaster recovery (*1) locations for the Asia region because of their characteristic of experiencing minimal impact from natural disasters.

As a result of these efforts, NTT Group’s consolidated operating revenues for the three months ended June 30, 2012 were ¥2,575.9 billion (an increase of 1.5% from the same period of the previous fiscal year), consolidated operating expenses were ¥2,223.6 billion (an increase of 1.6% from the same period of the previous fiscal year), consolidated operating income was ¥352.3 billion (an increase of 0.9% from the same period of the previous fiscal year), consolidated net income before income taxes was ¥346.6 billion (a decrease of 1.5% from the same period of the previous fiscal year), and net income attributable to NTT was ¥156.6 billion (an increase of 2.3% from the same period of the previous fiscal year).

Note: The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

(*1)	This refers to repair and recovery of systems that are damaged as a result of natural disasters.

‚    Segment results

Results by business segment are as follows.

•	Regional communications business segment

Three-Month Period Ended June 30, 2012 (April 1, 2012 – June 30, 2012)

	(Billions of yen)
	Three-Month Period Ended June 30, 2011 (April 1, 2011 – June 30, 2011)	Three-Month Period Ended June 30, 2012 (April 1, 2012 – June 30, 2012)	Change	Percent Change
Operating revenues	924.6	900.5	(24.1)	(2.6)%
Operating expenses	899.9	879.6	(20.3)	(2.3)%
Operating income	24.6	20.9	(3.8)	(15.3)%

Despite an increase in IP/packet communications revenues attributable to the expansion in “FLET’S Hikari” subscriptions, consolidated operating revenues for the three-month period ended June 30, 2012 were ¥900.5 billion (a decrease of 2.6% from the same period of the previous fiscal year) due to, among other things, a decrease in fixed voice related revenues resulting from the decline in fixed-line telephone subscriptions. On the other hand, consolidated operating expenses fell to ¥879.6 billion (a decrease of 2.3% from the same period of the previous fiscal year) due to a decrease in personnel expenses as a result of a decline in the number of employees and other factors, including a decrease in depreciation and amortization. As a result, consolidated operating income for the three-month period ended June 30, 2012 was ¥20.9 billion (a decrease of 15.3% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2012	As of June 30, 2012	Change	Percent Change
FLET’S Hikari(1)	16,564	16,872	307	1.9%
NTT East	9,353	9,517	164	1.8%
NTT West	7,211	7,354	143	2.0%
Hikari Denwa(2)	13,900	14,252	351	2.5%
NTT East	7,402	7,577	175	2.4%
NTT West	6,498	6,674	176	2.7%

Notes:

(1)	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.
(2)	The figures for Hikari Denwa indicate number of channels (in thousands).

•	Long-distance and international communications business segment

Three-Month Period Ended June 30, 2012 (April 1, 2012 – June 30, 2012)

	(Billions of yen)
	Three-Month Period Ended June 30, 2011 (April 1, 2011 – June 30, 2011)	Three-Month Period Ended June 30, 2012 (April 1, 2012 – June 30, 2012)	Change	Percent Change
Operating revenues	405.4	402.3	(3.2)	(0.8)%
Operating expenses	374.4	371.7	(2.7)	(0.7)%
Operating income	31.0	30.5	(0.5)	(1.6)%

Consolidated operating revenues for the three-month period ended June 30, 2012 were ¥402.3 billion (a decrease of 0.8% from the same period of the previous fiscal year). Although the number of consolidated subsidiaries expanded and system integration revenues of Dimension Data Holdings plc increased, operating revenues decreased due to, among other things, a decline in fixed voice related revenues. Consolidated operating expenses for the three-month period ended June 30, 2012 decreased to ¥371.7 billion (a decrease of 0.7% from the same period of the previous fiscal year) due to, among other things, a decrease in expenses for purchase of goods and services and other expenses. As a result, consolidated operating income for the three-month period ended June 30, 2012 was ¥30.5 billion (a decrease of 1.6% from the same period of the previous fiscal year).

•	Mobile communications business segment

Three-Month Period Ended June 30, 2012 (April 1, 2012 – June 30, 2012)

	(Billions of yen)
	Three-Month Period Ended June 30, 2011 (April 1, 2011 – June 30, 2011)	Three-Month Period Ended June 30, 2012 (April 1, 2012 – June 30, 2012)	Change	Percent Change
Operating revenues	1,047.3	1,072.3	25.0	2.4%
Operating expenses	780.7	804.2	23.5	3.0%
Operating income	266.6	268.1	1.5	0.5%

Despite a decline in voice revenues due to the impacts of “Monthly Support” discount programs and a decrease in billable MOU (*1), consolidated operating revenues for the mobile communications business segment for the three-month period ended June 30, 2012 were ¥1,072.3 billion (an increase of 2.4% from the same period of the previous fiscal year) due to an increase of IP/packet communications revenues as a result of the expansion in the number of smartphone users and an increase in communications handset sales revenues. On the other hand, despite NTT Group’s ongoing cost-cutting efforts, consolidated operating expenses for the three-month period ended June 30, 2012 were ¥804.2 billion (an increase of 3.0% from the previous fiscal year) due to an implementation of measures for future revenue growth and an increase in wholesale unit prices of handsets in conjunction with the increase in smartphone sales. As a result, consolidated operating income for the three-month period ended June 30, 2012 was ¥268.1 billion (an increase of 0.5% from the same period of the previous fiscal year).

(*1) MOU (Minutes Of Use): average monthly minutes of use per unit.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2012	As of June 30, 2012	Change	Percent Change
Mobile phone services	60,129	60,396	266	0.4%
FOMA services	57,905	57,079	(825)	(1.4)%
Xi services	2,225	3,317	1,092	49.1%
i-mode services / sp-mode service	51,908	51,805	(102)	(0.2)%

Notes:

(1)	The numbers for mobile phone service subscriptions and “FOMA” service subscriptions include communications module service subscriptions.
(2)	Effective March 3, 2008, “FOMA” service subscriptions became mandatory for subscriptions to “2in1” services. Such “FOMA” service subscriptions to “2in1” services are included in the above numbers of mobile phone service subscriptions and “FOMA” service subscriptions.

•	Data communications business segment

Three-Month Period Ended June 30, 2012 (April 1, 2012 – June 30, 2012)

	(Billions of yen)
	Three-Month Period Ended June 30, 2011 (April 1, 2011 – June 30, 2011)	Three-Month Period Ended June 30, 2012 (April 1, 2012 – June 30, 2012)	Change	Percent Change
Operating revenues	271.1	296.5	25.4	9.4%
Operating expenses	257.2	281.7	24.5	9.5%
Operating income	13.9	14.8	0.9	6.3%

Consolidated operating revenues for the three-month period ended June 30, 2012 were ¥296.5 billion (an increase of 9.4% from the same period of the previous fiscal year) due to, among other things, increased revenues resulting from the increase in the number of consolidated subsidiaries. Consolidated operating expenses for the three-month period ended June 30, 2012 rose to ¥281.7 billion (an increase of 9.5% from the same period of the previous fiscal year) due to, among other things, an increase in expenses attributable to an increase in selling, general and administrative expenses caused by the increase in the number of consolidated subsidiaries. As a result, consolidated operating income for the three-month period ended June 30, 2012 was ¥14.8 billion (an increase of 6.3% from the same period of the previous fiscal year).

•	Other segments

Three-Month Period Ended June 30, 2012 (April 1, 2012 – June 30, 2012)

	(Billions of yen)
	Three-Month Period Ended June 30, 2011 (April 1, 2011 – June 30, 2011)	Three-Month Period Ended June 30, 2012 (April 1, 2012 – June 30, 2012)	Change	Percent Change
Operating revenues	231.7	252.2	20.5	8.8%
Operating expenses	222.5	236.8	14.3	6.4%
Operating income	9.2	15.4	6.2	67.8%

Consolidated operating revenues for the three-month period ended June 30, 2012 were ¥252.2 billion (an increase of 8.8% from the same period of the previous fiscal year) due to, among other things, increased revenues in the real estate business. Consolidated operating expenses for the three-month period ended June 30, 2012 were ¥236.8 billion (an increase of 6.4% from the same period of the previous fiscal year) due to, among other things, an increase in revenue-linked expenses. As a result, consolidated operating income for the three-month period ended June 30, 2012 was ¥15.4 billion (an increase of 67.8% from the same period of the previous fiscal year).

(2)  Qualitative Information Relating to Consolidated Financial Position

Consolidated cash flows from operating activities for the three-month period ended June 30, 2012 were ¥407.1 billion (a decrease of ¥92.8 billion (18.6%) compared to the same period of the previous fiscal year). This decrease in cash flows was due to, among other factors, a decrease in the collection of accounts receivable.

Consolidated cash flows from investing activities showed outlays of ¥495.5 billion (a decrease of ¥188.1 billion (27.5%) compared to the same period of the previous fiscal year). This decrease was due to, among other factors, a decrease in short-term investments associated with cash management activities exceeding three months in duration.

Consolidated cash flows from financing activities amounted to cash outlays of ¥20.1 billion (a decrease of ¥40.3 billion (66.8%) compared to the same period of the previous fiscal year). This decrease was due to, among other factors, an increase in short-term debt, while long-term debt decreased.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of June 30, 2012 were ¥916.2 billion (a decrease of ¥104.0 billion (10.2%) from the end of the previous fiscal year).

	(Billions of yen)
	Three-Month Period Ended June 30, 2011 (April 1, 2011 – June 30, 2011)	Three-Month Period Ended June 30, 2012 (April 1, 2012 – June 30, 2012)	Change	Percent Change
Cash flows from operating activities	499.9	407.1	(92.8)	(18.6)%
Cash flows from investing activities	(683.6)	(495.5)	188.1	27.5%
Cash flows from financing activities	(60.3)	(20.1)	40.3	66.8%

(3)  Qualitative Information Relating to Consolidated Results Forecasts

There are no changes to the consolidated results forecasts for the period under review announced on May 11, 2012. NTT manages its business results on an annual basis, and does not prepare consolidated results forecasts for the six months ending September 30, 2012. For the assumptions used in the consolidated results forecasts and other related matters, please see page 20.

2.  OTHERS

(1)	Change in significant consolidated subsidiaries during the three months ended June 30, 2012, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

Presentation of Comprehensive Income

Effective April 1, 2012, NTT Group adopted Accounting Standards Update (“ASU”) 2011-05 “Presentation of Comprehensive Income.” This ASU requires comprehensive income to be reported in either a single continuous statement or in two separate but consecutive statements reporting net income and other comprehensive income, and eliminates the option to report other comprehensive income and its components in the statement of changes in stockholder’s equity. In adopting the applicable standards, NTT Group implemented the two separate but consecutive statements reporting method.

3.  CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2012	June 30, 2012	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥1,020,143	¥916,187	¥(103,956)
Short-term investments	306,921	241,097	(65,824)
Notes and accounts receivable, trade	2,287,986	2,065,527	(222,459)
Allowance for doubtful accounts	(48,356)	(46,038)	2,318
Accounts receivable, other	277,277	289,622	12,345
Inventories	329,373	332,568	3,195
Prepaid expenses and other current assets	315,566	414,263	98,697
Deferred income taxes	223,021	211,484	(11,537)

Total current assets	4,711,931	4,424,710	(287,221)

Property, plant and equipment:
Telecommunications equipment	14,425,252	14,358,251	(67,001)
Telecommunications service lines	14,830,873	14,893,605	62,732
Buildings and structures	5,915,743	5,933,822	18,079
Machinery, vessels and tools	1,820,648	1,847,853	27,205
Land	1,133,077	1,130,048	(3,029)
Construction in progress	363,201	369,349	6,148

	38,488,794	38,532,928	44,134
Accumulated depreciation	(28,682,438)	(28,788,517)	(106,079)

Net property, plant and equipment	9,806,356	9,744,411	(61,945)

Investments and other assets:
Investments in affiliated companies	543,273	574,325	31,052
Marketable securities and other investments	295,254	288,593	(6,661)
Goodwill	771,420	790,341	18,921
Software	1,344,356	1,342,314	(2,042)
Other intangibles	263,964	268,019	4,055
Other assets	863,852	882,845	18,993
Deferred income taxes	789,293	772,029	(17,264)

Total investments and other assets	4,871,412	4,918,466	47,054

Total assets	¥19,389,699	¥19,087,587	¥(302,112)

	Millions of yen
	March 31, 2012	June 30, 2012	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥83,507	¥228,695	¥145,188
Current portion of long-term debt	656,963	810,706	153,743
Accounts payable, trade	1,482,594	1,074,125	(408,469)
Current portion of obligations under capital leases	18,709	17,566	(1,143)
Accrued payroll	476,442	365,820	(110,622)
Accrued interest	9,832	8,413	(1,419)
Accrued taxes on income	198,281	105,362	(92,919)
Accrued consumption tax	46,255	53,873	7,618
Advances received	189,007	199,528	10,521
Other	332,663	396,552	63,889

Total current liabilities	3,494,253	3,260,640	(233,613)

Long-term liabilities:
Long-term debt	3,509,820	3,316,160	(193,660)
Obligations under capital leases	36,919	35,241	(1,678)
Liability for employees' retirement benefits	1,534,885	1,541,133	6,248
Accrued liabilities for point programs	187,432	170,374	(17,058)
Deferred income taxes	169,591	172,932	3,341
Other	409,070	401,823	(7,247)

Total long-term liabilities	5,847,717	5,637,663	(210,054)

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,832,165	2,832,165	—
Retained earnings	4,888,746	4,959,503	70,757
Accumulated other comprehensive income (loss)	(357,843)	(312,388)	45,455
Treasury stock, at cost	(418,431)	(418,425)	6

Total NTT shareholders’ equity	7,882,587	7,998,805	116,218

Noncontrolling interests	2,165,142	2,190,479	25,337

Total equity	10,047,729	10,189,284	141,555

Total liabilities and equity	¥19,389,699	¥19,087,587	¥(302,112)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

THREE-MONTH PERIOD ENDED JUNE 30

Consolidated Statements of Income

	Millions of yen
	2011	2012	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥501,185	¥451,026	¥(50,159)
Mobile voice related services	482,142	432,258	(49,884)
IP / packet communications services	873,416	936,026	62,610
Sale of telecommunication equipment	129,012	168,419	39,407
System integration	389,791	411,577	21,786
Other	161,806	176,626	14,820

	2,537,352	2,575,932	38,580

Operating expenses:
Cost of services (exclusive of items shown separately below)	577,881	591,406	13,525
Cost of equipment sold (exclusive of items shown separately below)	168,588	179,425	10,837
Cost of system integration (exclusive of items shown separately below)	259,055	274,201	15,146
Depreciation and amortization	461,767	460,283	(1,484)
Impairment loss	89	170	81
Selling, general and administrative expenses	720,697	718,140	(2,557)

	2,188,077	2,223,625	35,548

Operating income	349,275	352,307	3,032

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,155)	(13,916)	239
Interest income	5,176	4,324	(852)
Other, net	11,532	3,858	(7,674)

	2,553	(5,734)	(8,287)

Income before income taxes and equity in earnings (losses) of affiliated companies	351,828	346,573	(5,255)

Income tax expense (benefit):
Current	124,154	112,197	(11,957)
Deferred	17,348	20,776	3,428

	141,502	132,973	(8,529)

Income before equity in earnings (losses) of affiliated companies	210,326	213,600	3,274

Equity in earnings (losses) of affiliated companies	(79)	2,918	2,997

Net income	210,247	216,518	6,271

Less – Net income attributable to noncontrolling interests	(57,177)	(59,958)	(2,781)

Net income attributable to NTT	¥153,070	¥156,560	¥3,490

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,323,134,547	1,223,765,662

Net income attributable to NTT (Yen)	¥115.69	¥127.93

Consolidated Statements of Comprehensive Income

	Millions of yen
	2011	2012	Increase (Decrease)
Net income	¥210,247	¥216,518	¥6,271
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	8,133	(195)	(8,328)
Unrealized gain (loss) on derivative instruments	(6,623)	1,361	7,984
Foreign currency translation adjustments	13,572	45,748	32,176
Pension liability adjustments	1,227	3,855	2,628
Total other comprehensive income (loss)	16,309	50,769	34,460
Total comprehensive income (loss)	226,556	267,287	40,731
Less – Comprehensive income attributable to noncontrolling interests	(58,554)	(65,272)	(6,718)

Total comprehensive income (loss) attributable to NTT	¥168,002	¥202,015	¥34,013

(3) Consolidated Statements of Cash Flows

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2011	2012	Increase (Decrease)
Cash flows from operating activities:
Net income	¥210,247	¥216,518	¥6,271
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	461,767	460,283	(1,484)
Impairment loss	89	170	81
Deferred taxes	17,348	20,776	3,428
Loss on disposal of property, plant and equipment	16,573	21,719	5,146
Equity in (earnings) losses of affiliated companies	79	(2,918)	(2,997)
(Increase) decrease in notes and accounts receivable, trade	301,885	223,403	(78,482)
(Increase) decrease in inventories	(41,463)	(1,844)	39,619
(Increase) decrease in other current assets	(102,204)	(112,483)	(10,279)
Increase (decrease) in accounts payable, trade and accrued payroll	(349,480)	(373,192)	(23,712)
Increase (decrease) in accrued consumption tax	16,459	7,362	(9,097)
Increase (decrease) in accrued interest	(1,892)	(1,293)	599
Increase (decrease) in advances received	14,082	8,491	(5,591)
Increase (decrease) in accrued taxes on income	(96,150)	(93,517)	2,633
Increase (decrease) in other current liabilities	59,355	55,004	(4,351)
Increase (decrease) in liability for employees’ retirement benefits	9,300	12,087	2,787
Increase (decrease) in other long-term liabilities	(15,847)	(26,112)	(10,265)
Other	(272)	(7,328)	(7,056)

Net cash provided by operating activities	¥499,876	¥407,126	¥(92,750)

	Millions of yen
	2011	2012	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(373,857)	¥(438,573)	¥(64,716)
Payments for acquisitions of intangibles	(118,667)	(121,210)	(2,543)
Proceeds from sale of property, plant and equipment	2,253	2,906	653
Payments for purchase of non-current investments	(16,102)	(4,062)	12,040
Proceeds from sale and redemption of non-current investments	2,801	896	(1,905)
Acquisitions of subsidiaries, net of cash acquired	(28,736)	(6,057)	22,679
Payments for purchase of short-term investments	(316,598)	(217,227)	99,371
Proceeds from redemption of short-term investments	148,424	285,200	136,776
Other	16,880	2,590	(14,290)

Net cash used in investing activities	(683,602)	(495,537)	188,065

Cash flows from financing activities:
Proceeds from issuance of long-term debt	417,554	42,670	(374,884)
Payments for settlement of long-term debt	(169,271)	(74,710)	94,561
Proceeds from issuance of short-term debt	310,522	620,168	309,646
Payments for settlement of short-term debt	(499,751)	(473,174)	26,577
Dividends paid	(79,388)	(85,664)	(6,276)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(7)	3	10
Acquisition of treasury stocks by subsidiary	(777)	(9)	768
Other	(39,196)	(49,337)	(10,141)

Net cash used in financing activities	(60,314)	(20,053)	40,261

Effect of exchange rate changes on cash and cash equivalents	1,866	4,508	2,642

Net increase (decrease) in cash and cash equivalents	(242,174)	(103,956)	138,218
Cash and cash equivalents at beginning of period	1,435,158	1,020,143	(415,015)

Cash and cash equivalents at end of period	¥1,192,984	¥916,187	¥(276,797)

Cash paid during the period for:
Interest	¥17,500	¥15,282	¥(2,218)
Income taxes, net	¥229,226	¥220,461	¥(8,765)

(4) Going Concern Assumption

None

(5) Business Segments

THREE-MONTH PERIOD ENDED JUNE 30

1. Sales and operating revenues

	(Millions of yen)
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)
Regional communications business
External customers	813,285	794,823	(18,462)
Intersegment	111,293	105,645	(5,648)

Total	924,578	900,468	(24,110)

Long-distance and international communications business
External customers	379,166	376,575	(2,591)
Intersegment	26,272	25,693	(579)

Total	405,438	402,268	(3,170)

Mobile communications business
External customers	1,040,099	1,065,812	25,713
Intersegment	7,190	6,469	(721)

Total	1,047,289	1,072,281	24,992

Data communications business
External customers	240,572	259,484	18,912
Intersegment	30,496	36,969	6,473

Total	271,068	296,453	25,385

Other
External customers	64,230	79,238	15,008
Intersegment	167,448	172,923	5,475

Total	231,678	252,161	20,483

Elimination	(342,699)	(347,699)	(5,000)

Consolidated total	2,537,352	2,575,932	38,580

2. Segment profit
	(Millions of yen)
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)
Segment profit
Regional communications business	24,640	20,870	(3,770)
Long-distance and international communications business	31,025	30,527	(498)
Mobile communications business	266,601	268,063	1,462
Data communications business	13,913	14,787	874
Other	9,159	15,368	6,209

Total segment profit	345,338	349,615	4,277

Elimination	3,937	2,692	(1,245)

Consolidated total	349,275	352,307	3,032

(6) NTT Shareholders’ Equity

Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 22, 2012
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥85,664 million
Cash dividends per share	¥70
Date of record	March 31, 2012
Date of payment	June 25, 2012

Significant Changes in NTT Shareholders’ Equity

None

(7) Subsequent events

On June 12, 2012, the board of directors resolved that NTT may raise up to ¥80 billion by issuing bonds or incurring long-term borrowings during the period from July 1 to September 30, 2012. Based on this resolution, NTT issued bonds as follows:

Nippon Telegraph and Telephone Corporation United States dollar-denominated straight bonds

Date of issue	July 18, 2012
Issue amount	USD 750 million (¥59,723 million)
Issue price	99.865%
Interest rate	1.4%
Date of maturity	July 18, 2017
Use of proceeds	Capital investments

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2012	June 30, 2012
ASSETS
Current assets:
Cash and bank deposits	10,490	18,354
Accounts receivable, trade	1,613	327
Supplies	251	279
Subsidiary deposits	152,327	193,747
Other	390,376	551,825

Total current assets	555,058	764,534

Fixed assets:
Property, plant and equipment	174,450	171,162
Intangible fixed assets	46,672	45,952
Investments and other assets
Investments in subsidiaries and affiliated companies	5,072,933	5,074,934
Long-term loans receivable to subsidiaries	1,642,330	1,501,530
Other	33,320	34,958

Total investments and other assets	6,748,584	6,611,422

Total fixed assets	6,969,706	6,828,537

TOTAL ASSETS	7,524,765	7,593,071

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

	Millions of yen
	March 31, 2012	June 30, 2012
LIABILITIES
Current liabilities:
Accounts payable, trade	273	86
Current portion of corporate bonds	293,422	331,720
Current portion of long-term borrowings	151,700	231,700
Accrued taxes on income	4,208	389
Deposit received from subsidiaries	98,261	85,816
Other	39,063	40,115

Total current liabilities	586,930	689,828

Long-term liabilities:
Corporate bonds	1,059,780	999,790
Long-term borrowings	1,141,830	1,061,030
Liability for employees’ retirement benefits	30,675	30,941
Asset retirement obligations	1,152	1,158
Other	1,368	1,187

Total long-term liabilities	2,234,806	2,094,108

TOTAL LIABILITIES	2,821,737	2,783,937

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,826
Earned surplus	1,510,743	1,616,843
Treasury stock	(418,431)	(418,424)

Total shareholders’ equity	4,703,088	4,809,194

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(60)	(60)

Total unrealized gains (losses), translation adjustments, and others	(60)	(60)

TOTAL NET ASSETS	4,703,028	4,809,134

TOTAL LIABILITIES AND NET ASSETS	7,524,765	7,593,071

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

THREE-MONTH PERIOD ENDED JUNE 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2011	2012
Operating revenues	211,941	227,305
Operating expenses	34,283	34,130

Operating income	177,657	193,175

Non-operating revenues:
Interest income	6,931	6,444
Lease and rental income	3,105	2,926
Miscellaneous income	362	203

Total non-operating revenues	10,399	9,574

Non-operating expenses:
Interest expenses	3,411	4,216
Corporate bond interest expenses	5,087	4,688
Miscellaneous expenses	1,837	1,467

Total non-operating expenses	10,335	10,372

Recurring profit	177,720	192,377

Income before income taxes	177,720	192,377

Income taxes	906	611

Net income	176,814	191,766

(Reference) Major components of operating revenues
Dividends received	174,794	190,171
Revenues from group management	4,787	4,750
Revenues from basic R&D	30,249	30,250

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

August 6, 2012

NTT’s Shares and Shareholders (as of June 30, 2012)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	3	305	93	7,498	1,067	962	904,095	914,023	—
Total Shares (Units)	4,312,329	2,165,501	55,805	173,310	3,289,564	7,940	3,210,223	13,214,672	1,730,035
%	32.63	16.39	0.42	1.31	24.89	0.06	24.29	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 994,312 units of treasury stock, and “Shares Representing Less Than One Unit” includes 10 shares of treasury stock. 99,431,210 shares of treasury stock represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of June 30, 2012 was 99,430,910.
(2)	“Other Domestic Corporations” includes 160 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who only own shares representing less than one unit is 224,267.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	399	176	954	1,108	26,259	59,686	825,441	914,023	—
%	0.04	0.02	0.10	0.12	2.87	6.53	90.31	100.00	—
Total Shares (Units)	10,782,419	121,742	195,445	71,594	405,198	362,572	1,275,702	13,214,672	1,730,035
%	81.59	0.92	1.48	0.54	3.07	2.74	9.65	100.00	—

Notes:
(1)	“At Least 1,000 Units” includes 994,312 units of treasury stock, and “Shares Representing Less Than One Unit” includes 10 shares of treasury stock.
(2)	“At Least 100 Units” includes 160 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	431,232	32.59
Japan Trustee Services Bank, Ltd. (Trust Account)	55,913	4.23
The Master Trust Bank of Japan, Ltd. (Trust Account)	39,952	3.02
Moxley and Co LLC	19,285	1.46
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	18,931	1.43
Japan Trustee Services Bank, Ltd. (Trust Account 9)	18,416	1.39
SSBT OD05 Omnibus Account – Treaty Clients	17,321	1.31
State Street Bank and Trust Company 505224	11,346	0.86
NTT Employee Share-Holding Association	10,953	0.83
Government of Singapore Investment Corporation Pte Ltd Account “C”	9,657	0.73

Total	633,011	47.84

Note: The Company’s holdings of treasury stock (99,430,910 shares) are not included in the above table.

Financial Results for the Three Months Ended June 30, 2012

August 6, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

“E” in this material represents that the figure is a plan or projection for operation. “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

“1Q” in this material represents the 3-month period beginning on April 1 and ending on June 30.

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

FY2012/1Q Highlights NTT

Increased Operating Revenue and Operating Income

Steady Expansion of Global Revenues

3.0 billion USD: an increase of 0.4 billion USD compared to the same period of the previous fiscal year

Expansion of Smartphones / Xi

No. of smartphones sold: 2.49 million (1.9 times the amount compared to the same period of the previous fiscal year)

No. of Xi subscriptions sold: 3.32 million (a 50% increase from the end of March 2012)

Expansion of Video Business

No. of Hikari TV and FLET’S TV subscriptions exceeded 3 million

The structural reform of NTT’s business structure steadily progressed

IP Business and Solution & New Business accounted for 72% of all revenue (a 5% increase compared to the same period of the previous fiscal year)

Consolidated Operating Income

(Billions of yen)

1Q FY

1,280.0

1,223.0 (forecast)

349.3 352.3 FY2011 FY2012

Global Revenues

(Billions of USD)

1Q FY

13.0

(forecast)

11.6

2.6 3.0

FY2011FY2012

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2012/1Q Highlights and Forecasts

Operating Revenues increased by 38.6 billion yen from FY2011/1Q. Operating Income increased by 3.0 billion yen from FY2011/1Q.

Operating Revenues and Operating Income progressed in line with the Forecasts.

(Billions of yen)

FY2012/1Q FY2012 % progress

Forecasts compared to

FY2011/1Q FY2012

Change Change Forecasts

[%]

year-on-year year-on-year

Operating

Revenues 2,575.9 +38.6 +1.5% 2,537.4 10,750.0 242.6 24.0%

Operating

Expenses 2,223.6 +35.5 +1.6% 2,188.1 9,470.0 185.6 23.5%

Operating 352.3 +3.0 +0.9% 349.3 1,280.0 57.0 27.5%

Income Net Income 156.6 +3.5 +2.3% 153.1 575.0 107.3 27.2%

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Net income represents net income attributable to NTT, excluding noncontrolling interests.

FY2012/1Q Contributing Factors by Segment

NTT

- Regional communications business: Decrease in Operating Revenues and Operating Income due to, among other things, a decrease in voice revenues.
- Long distance and international communications business: Decrease in Operating Revenues due to, among other things, a decrease in voice revenues. Operating Income remained roughly unchanged from the same period of the previous fiscal year.
- Mobile communications business: Increase in Operating Revenues and Operating income due to, among other things, an increase in packet service revenues.
- Data communications business: Increase in Operating Revenues and Operating Income due to, among other things, an increase in the number of consolidated subsidiaries.



Operating Revenues
[year-on-year : +38.6]
(Billions of yen)
2,537.4
FY2011/1Q
(24.1)
Regional communications business
Long distance and international communications business
(3.2)
+25.0
Mobile communications business
Data communications business
+25.4
+20.5
Other business
(5.0)
Elimination of intersegment/Others
2,575.9
FY2012/1Q



Operating Expenses
[year-on-year : +35.5]
2,188.1
FY2011/1Q
(20.3)
Regional communications business
Long distance and international communications business
(2.7)
+23.5
Mobile communications business
Data communications business
+24.5
+14.3
Other business
(3.8)
Elimination of intersegment/Others
2,223.6
FY2012/1Q

Operating Income [year-on-year : +3.0]

FY2011/1Q	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/ Others	FY2012/1Q
349.3	(3.8)	(0.5)	+1.5	+0.9	+6.2	(1.2)	352.3

Financial Results for the Three Months Ended June 30, 2012
—4—
Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

➢ **NTT Group will work to achieve its target annual increase by, among other things, making efforts to retain customers for the long-term through long-term user discounts and providing various promotional campaigns and rate plans.**

Number of subscribers



(Thousands)
20,000
15,000
10,000
5,000
0
FLET'S ADSL
FLET'S Hikari
Hikari Denwa
18,310
2,715
15,595
12,565
18,542
2,579
15,963
13,023
18,761
2,451
16,310
13,470
18,886
2,322
16,564
13,900
19,078
2,206
16,872
14,252
19,886
1,872
18,014
15,550
2011.6
2011.9
2011.12
2012.3
2012.6
FY2012E

Changes from the preceding quarter

(Thousands)

	FY2011				FY2012	FY2011	FY2012E
	4-6	7-9	10-12	1-3	4-6		
FLET'S Hikari (1)	536	368	347	254	307	1,506	1,450
Number of opened connections (2)	1,019	874	848	903	982	3,644	3,700
FLET'S ADSL	(142)	(136)	(128)	(129)	(115)	(536)	(450)
Hikari Denwa (3)	453	457	447	431	351	1,788	1,650

(1) Number of FLET'S Hikari subscriptions includes B FLET'S, FLET'S Hikari Next and FLET'S Hikari Light provided by NTT East and B FLET'S, FLET'S Hikari Premium, FLET'S Hikari Mytown, FLET'S Hikari Next, and FLET'S Hikari Light provided by NTT West.
(2) Number of opened connections excludes openings due to relocations.
(3) Number of Hikari Denwa subscriptions is calculated by number of thousand channels.

Financial Results for the Three Months Ended June 30, 2012 —5—
Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

NTT Group will work to achieve its target annual increase by focusing on implementing measures to strengthen competitiveness.

Number of subscribers 1

(Thousands)

Xi

70,000 FOMA 2

1,139 2,225 3,317

60,000 121 389 10,290

50,000

40,000

30,000 58,293 58,605 58,485 57,905

57,079 52,640

20,000

10,000

0 2011.6 2011.9 2011.12 2012.3 2012.6 FY2012E

Change from the preceding quarter

FY2011 FY2012 FY2011 FY2012E

4-6 7-9 10-12 1-3 4-6

FOMA+Xi 405 578 631 505 266 2,120 2,800

(Thousands)

Note: 1 The number of communication module service subscribers is included in FOMA subscribers.

?2 The numbers of FOMA subscribers up to “2012.3” include mova subscribers.

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Fixed Broadband Services (FLET’S Hikari)

Optional service increased year-on-year due to, among other things, an increase in Remote Support service subscriptions.

Basic Monthly Charges decreased year-on-year due to the expansion of discount services.

NTT East

(Yen) 5,900 5,800

5,850 5,890 5,930 5,940 5,880

6,000

1,600 1,620 1,630 1,640 1,660 1,620 1,690

4,000

2,000 4,250 4,270 4,300 4,300 4,220 4,280 4,110

0

FY2011 FY2012

FY2011 FY2012E

4-6 7-9 10-12 1-3 4-6

Optional Service Basic Monthly Charge

NTT West

(Yen) 5,930 5,870

5,920 5,940 5,940 5,940 5,900

6,000

1,650 1,670

1,620 1,650 1,650 1,670 1,690

4,000

2,000 4,300 4,290 4,290 4,270 4,210 4,280 4,200

0 FY2011 FY2012

FY2011 FY2012E

4-6 7-9 10-12 1-3 4-6

Note: FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT West. Please see page 22 regarding the calculation of ARPU.

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

NTT

Progress of Broadband Services

ARPU of Mobile Broadband Services (FOMA, Xi)

Voice ARPU decreased year-on-year due to the expansion of discount services.

Packet ARPU increased year-on-year due to increases in smartphone and data plan subscriptions.

Voice ARPU Packet ARPU

(Yen)

6,000 5,000 4,000 3,000 2,000 1,000 0

4,960 4,970 4,880 4,870

4,680 4,650 4,570

2,340 2,280 2,190 1,980 1,900 2,200 1,690

2,690 2,690 2,700 2,750 2,670 2,880 2,620

FY2011 FY2012

FY2011 FY2012E

4-6 7-9 10-12 1-3 4-6

Note: Communication module service subscribers and the revenues thereof are not included in the calculation of mobile broadband services ARPU.

Revenues and subscriptions from mova services, which were phased out as of the end of March 2012, are included in the calculation of ARPU for all periods above except for FY 2012 (4-6) and FY2012E.

Please see page 22 regarding the calculation of ARPU.

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

Number of Hikari TV and FLET’S TV subscriptions exceeded 3 million.

Going forward, NTT will work to expand its customer base by continuing to implement measures for enhancing its contents and services.

(1,000 subscribers)

4,000 FLET’S ? TV

Hikari TV

3,585

3,500

3,020

3,000 2,866 1,035

2,640

2,429 898

2,500 861

2,194

821

2,000 778

683

1,500

2,550

1,000 2,004 2,122

1,651 1,818

1,512

500

0

2011.6 2011.9 2011.12 2012.3 2012.6 FY2012E

“FLET’S TV” requires a subscription to “FLET’S TV Transmission Service,” provided by NTT East and NTT West, and a subscription to Opticast Inc.’s broadcast service, “Opticast Facility Use Services.”

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Financial Information

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

Operating Revenues and Operating Income decreased due to a decrease in legacy revenues, such as voice revenues, despite an increase in IP Services revenues.

FY2012/1Q

FY2012E

+16.4 (Billions of yen)

(4.6) +0.9

Progress

(1.0) 24.1%

Voice Transmission Services (19.4) 1,851.5 Voice Transmission Services (71.8) 1,868.0

454.1 449.5 IP Services +82.4

IP Services +14.7

Others +5.8

Others +0.0

FY2011/1Q FY2012/1Q FY2011 FY2012E

+1.7

(1.2) +0.1

(0.3) Progress

24.1%

Personnel expenses +1.1

1,801.2 Expenses for purchase of goods and 1803.0

434.9 Personnel expenses (0.2) 433.7 services and other expenses +2.4

Expenses for purchase of goods Depreciation expenses and loss and services and other expenses (0.0)

on disposal of assets 1.7

Depreciation expenses and loss

on disposal of assets (0.8)

FY2011/1Q FY2012/1Q FY2011 FY2012E

Operating Revenues

Operating Expenses

Operating Income

Progress

(3.4) 24.3% +14.6

19.2 (17.8) 15.8 50.3 +29.2 65.0

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

Operating Revenues and Operating Income decreased due to a decrease in legacy revenues, such as voice revenues, despite an increase in IP Services revenues.

FY2012/1Q

FY2012E

(Billions of yen)

(31.3)

(10.9) (1.9)

(2.6) Progress

24.5%

1,676.3 Voice Transmission Services (65.8) 1,645.0

IP Services +40.5

413.9 Voice Transmission Services (17.3)

402.9 Others (6.1)

IP Services +9.6

Others (3.1)

FY2011/1Q FY2012/1Q FY2011 FY2012E

(34.3)

(2.8) (2.1)

(0.7) Progress

24.8%

Personnel expenses +3.6

1639.3 Expenses for purchase of goods and 1,605.0

400.8 Personnel expenses (0.1) 398.0 services and other expenses (22.6)

Expenses for purchase of goods Depreciation expenses and loss and services and other expenses (0.9) on disposal of assets(15.2)

Depreciation expenses and loss

on disposal of assets(1.7)

FY2011/1Q FY2012/1Q FY2011 FY2012E

Operating Revenues

Operating Expenses

Operating Income

Progress

(8.1) 12.4% +2.9

13.0 (62.0) 4.9 37.0 +8.0% 40.0

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

NTT

➢ **While the trend of decreasing Operating Revenues continued, Operating Income increased due to, among other things, cost reductions.**


FY2012/1Q
FY2012E
(Billions of yen)
Operating Revenues
241.5
(11.0)
(4.6)%
Progress 24.1%
230.5
Voice Transmission Service (7.0)
IP Services (0.2)
Others (3.7)
FY2011/1Q
FY2012/1Q
981.0
(26.0)
(2.7)%
955.0
Voice Transmission Services (29.2)
IP Services +0.5
Others +2.6
FY2011
FY2012E
Operating Expenses
214.5
(13.6)
(6.4)%
Progress 23.5%
200.8
Personnel expenses (0.3)
Expenses for purchase of goods and services and other expenses (13.2)
Depreciation expenses and loss on disposal of assets (0.0)
FY2011/1Q
FY2012/1Q
875.2
(20.2)
(2.3)%
855.0
Personnel expenses (1.6)
Expenses for purchase of goods and services and other expenses (26.0)
Depreciation expenses and loss on disposal of assets +7.4
FY2011
FY2012E
Operating Income
27.0
+2.6
+9.9%
Progress 29.7%
29.7
105.7
(5.7)
(5.4%)
100.0

Financial Results for the Three Months Ended June 30, 2012

–12–

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

Operating Revenues and Operating Income increased due to an increase in the number of consolidated subsidiaries.

FY2012/1Q FY2012E

Operating Revenues

+23.7

+8.8

Progress 23.0%

+28.8

+2.3

(Billions of yen)

270.2

294.0

1,251.1

1,280.0

FY2011/1Q FY2012/1Q FY2011 FY2012E

Operating Expenses

+21.9

+8.5

Progress 23.5%

+24.2

+2.1

258.7 280.6

1,170.7 1,195.0

FY2011/1Q FY2012/1Q FY2011 FY2012E

Operating Income

11.5

+1.7

+15.5

Progress 15.7%

+4.5

+5.7

13.3

80.4

85.0

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

??Operating Revenues increased due to, among other things, an increase in packet service revenues and handset sales revenues, and Operating Income decreased due to, among other things, an increase in revenue-linked expenses.

FY2012/1Q

FY2012E

+25.0 Progress +2.4 24.1%

+210.0 (Billions of yen) +5.0

Operating Revenues

1,047.3 1072.3

4,240.0 4,450.0

FY2011/1Q FY2012/1Q FY2011 FY2012E

Operating Expenses

+30.1

+3.9

Progress 22.8%

+184.5

+5.5

779.6 809.7

3,365.5 3,550.0

FY2011/1Q FY2012/1Q FY2011 FY2012E

Operating Income

(5.1)

(1.9)

Progress 29.2%

+25.5

+2.9

267.7

262.6

874.5

900.0

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP/U.S. GAAP)

Details of Difference Between Consolidated Operating Income and Total Operating Income of 5 Major Subsidiaries

FY2011/1Q

(Billions of yen)

338.6

+17.1

(6.4)

NTT (Holding Company): 2.8

NTT URBAN DEVELOPMENT (Consolidated): 6.1 NTT COMWARE: (0.5) NTT FINANCE (Consolidated): 3.7 Outsourcing companies (East): 1.0 Outsourcing companies (West): (2.7) Other companies: 6.6

Pension (actuarial difference, etc.): (1.3) Depreciation of engineering facilities: (8.1) Adjustments between operating and non-operating items, including eliminations, etc.

349.3

Total operating income of 5 major subsidiaries (JPN GAAP)

Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company))

Elimination and U.S. GAAP adjustments

Consolidated operating income (U.S. GAAP)

FY2012/1Q

+24.1

+1.6

352.3

326.5

NTT (Holding Company): 3.0

NTT URBAN DEVELOPMENT (Consolidated): 10.3 NTT COMWARE: 2.3 NTT FINANCE (Consolidated): 2.1 Outsourcing companies (East): 1.0 Outsourcing companies (West): 0.3 Other companies: 4.9

Pension (actuarial difference, etc): (1.4) Depreciation of engineering facilities: (7.0)

Adjustments between operating and non-operating items, including eliminations, etc.

Total of operating income of 5 major subsidiaries (JPN GAAP)

Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company))

Elimination and U.S. GAAP adjustments

Consolidated operating income (U.S. GAAP)

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

FCF increased 95.3 billion yen from the same period of the previous fiscal year due to, among other things, a decrease in cash management activities exceeding three months in duration.

Cash flows from operating activities (A)

Cash flows from investing activities (B)

FCF (A) + (B)

Cash flows from financing activities

Billions of yen

1,000

500

0

(500)

(1,000)

499.9

407.1

+188.1

+95.3

FY2011/1Q FY2012/1Q

+40.3

(92.8)

(683.6)

(495.5)

(183.7)

(88.4)

(60.3)

(20.1)

Increase/Decrease from same period of the previous fiscal year

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

Transformation of Business Structure

Consolidated Revenue Composition Image

Solution & New Business, etc. IP business Legacy business

100%

80%

60%

40%

20%

0%

NewSolution Business, & etc.

29% 29% 30%

33% 33% 36%

58% 61% 65%

70% 72% 75%

IP business

29% 32% 35%

37% 39% 39%

Legacy business

42% 39% 35%

30% 28% 25%

FY2008 FY2009 FY2010 FY2011 FY2012/1Q FY2012E

IP, solution & new business account for three-quarters

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Capital Investment

(Billions of yen)

1,870.1

1,946.6

1,920.0

391.6

35.8 36.8 15.3 81.0 81.8

140.9

367.0

28.5 29.7 28.0

72.2

71.9

136.7

405.7

38.5 21.8 14.2 77.0

76.8

177.4

Other

NTT DATA (Consolidated) NTT Communications NTT West NTT East NTT DOCOMO (Consolidated)

FY2010/1Q FY2011/1Q FY2012/1Q

FY2010 FY2011 FY2012E

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

FY2012/1Q Details of Financial Results (Per Item)

(Billions of yen)

Operating

Revenues [year-on-year:+38.6]

Voice related services revenues

SI revenues and sales of telecommunications equipment

IP/packet communications services revenues

Other revenues

(100.0)

+61.2

+62.6

+14.8

2,537.4

Fixed voice

Mobile voice

Systems Integration Telecommunications equipment

Fixed IP/packet Mobile IP/packet

Fixed IP/packet : +22.7 Mobile IP/packet: +39.9

2,575.9

FY2011/1Q

Fixed voice : (50.2) Mobile voice : (49.9)

Systems Integration : +21.8 Telecommunications equipment (Fixed-line) : +3.7 Telecommunications equipment (Mobile) : +35.7

FY2012/1Q

Operating Expenses

[year-on-year:+35.5]

2,188.1

+4.0

+32.8

(0.8)

(0.4)

Depreciation expenses and loss on disposal of assets

Expenses for purchase of goods and services and other expenses

Personnel expenses

Other expenses

2,223.6

FY2011/1Q

FY2012/1Q

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2012

(Billions of yen)

June 30, 2012

19,389.7

19,087.6

Assets

19,389.7

Liabilities

9,342.0

Depreciable Assets (property, plant and equipment)

8,310.1

Deferred Tax Assets (non-current) 789.3

Interest-Bearing Debt 4,274.0

Liability for Employees’ Retirement Benefits 1,534.9

Equity

10,047.7

Treasury Stock (418.4)

Assets

19,087.6(302.1)

Depreciable Assets (property, plant and equipment)

8,245.0(65.1)

Deferred Tax Assets (non-current) 772.0(17.3)

Liabilities

8,898.3(443.7)

Interest-Bearing Debt 4,379.5+105.5

Liability for Employees’ Retirement Benefits 1,541.1+6.2

Equity

10,189.3141.6

Treasury Stock (418.4) [+0]

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' Financial Results for FY2012/1Q

NTT

(Billions of yen)

	NTT Consolidated [1] (U.S. GAAP)	NTT (Holding Company) Non-Consolidated (JPN GAAP)	NTT East Non-Consolidated (JPN GAAP)	NTT West Non-Consolidated (JPN GAAP)	NTT Com Non-Consolidated (JPN GAAP)	NTT DATA Consolidated (JPN GAAP)	NTT DOCOMO Consolidated (U.S. GAAP)
Operating Revenues	**2,575.9**	**227.3**	**449.5**	**402.9**	**230.5**	**294.0**	**1,072.3**
Change year-on-year	38.6	15.3	(4.6)	(10.9)	(11.0)	23.7	25.0
(% change)	1.5%	7.2%	(1.0)%	(2.6)%	(4.6)%	8.8%	2.4%
Forecasts for FY2012	10,750.0	433.0	1,868.0	1,645.0	955.0	1,280.0	4,450.0
(% progress)	24.0%	52.5%	24.1%	24.5%	24.1%	23.0%	24.1%
Opetating Expenses	**2,223.6**	**34.1**	**433.7**	**398.0**	**200.8**	**280.6**	**809.7**
Change year-on-year	35.5	(0.1)	(1.2)	(2.8)	(13.6)	21.9	30.1
(% change)	1.6%	(0.4)%	(0.3)%	(0.7)%	(6.4)%	8.5%	3.9%
Forecasts for FY2012	9,470.0	155.0	1,803.0	1,605.0	855.0	1,195.0	3,550.0
(% progress)	23.5%	22.0%	24.1%	24.8%	23.5%	23.5%	22.8%
Operating Income	**352.3**	**193.1**	**15.8**	**4.9**	**29.7**	**13.3**	**262.6**
Change year-on-year	3.0	15.5	(3.4)	(8.1)	2.6	1.7	(5.1)
(% change)	0.9%	8.7%	(17.8)%	(62.0)%	9.9%	15.5%	(1.9)%
Forecasts for FY2012	1,280.0	278.0	65.0	40.0	100.0	85.0	900.0
(% progress)	27.5%	69.5%	24.3%	12.4%	29.7%	15.7%	29.2%
Income Before Income Taxes [2]	**346.6**	**192.3**	**22.3**	**7.8**	**34.9**	**12.0**	**264.8**
Change year-on-year	(5.3)	14.6	(2.8)	(9.3)	1.0	0.8	(5.4)
(% change)	(1.5)%	8.2%	(11.3)%	(54.3)%	3.2%	8.0%	(2.0)%
Forecasts for FY2012	1,265.0	275.0	85.0	50.0	110.0	78.0	903.0
(% progress)	27.4%	70.0%	26.3%	15.7%	31.8%	15.4%	29.3%
Net Income	**156.6** [3]	**191.7**	**14.1**	**6.8**	**22.1**	**7.0**	**164.3** [4]
Change year-on-year	3.5	14.9	1.3	(6.4)	1.9	3.4	5.6
(% change)	2.3%	8.5%	10.8%	(48.5)%	9.9%	98.1%	3.5%
Forecasts for FY2012	575.0	277.0	53.0	40.0	67.0	38.0	557.0
(% progress)	27.2%	69.2%	26.6%	17.1%	33.0%	18.5%	29.5%

(1) The number of consolidated subsidiaries is 773 and the number of companies accounted for under the equity method is 102.
(2) "Income Before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits.
(3) "Net Income" for NTT Consolidated represents "Net income attributable to NTT, excluding noncontrolling interests."
(4) "Net Income" for NTT DOCOMO represents "Net income attributable to NTT DOCOMO, excluding noncontrolling interests."

Financial Results for the Three Months Ended June 30, 2012

–21–

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, “INS-NET” and “FLET’S Hikari,” by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (“FOMA”) services and revenues from Mobile (“Xi”) services which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

Notes

1 We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are Included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.”? INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

2 Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

3 For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscr iber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

4 In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

5 For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including “B FLET’S,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

6 The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO. Mobile Aggregate ARPU (“FOMA”+”Xi”) = Voice ARPU (“FOMA”+”Xi”) + Packet ARPU (“FOMA”+”Xi”).

Our Voice ARPU (“FOMA”+”Xi”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “FOMA” and “Xi” services, and our Packet ARPU (“FOMA”+”Xi”) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges attributable to our “FOMA” and “Xi” services.

7)” mova” services were terminated as of March 31, 2012. “mova” service subscriptions are included in the calculations of Mobile Aggregate ARPU, Voice ARPU and Packet ARPU for the three months ended Jun. 30, 2011 and the year ended Mar. 31, 2012, but are not included in the calculations of Mobile Aggregate ARPU, Voice ARPU and Packet ARPU for the three months ended Jun. 30, 2012 and the year ending Mar. 31, 2013 (Forecast).

8 Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

9 Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

FY Forecast: Sum of the average expected active number of subscribers during the fiscal year ((Number of subscribers at Mar. 31, 2012 + Number of expected subscribers at Mar. 31, 2013)/2)x12

10Numbers of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

FY Results/FY Forecast: Sum of number of active subscribers**/expected number of active subscribers for each month from Apr. to Mar.

active subscribers (number of subscribers at end of previous month + number of subscribers at end of current month)/2

Financial Results for the Three Months Ended June 30, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

August 6, 2012

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2012

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the three months ended June 30, 2012 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Mr. Hiroshi Niitsu or Mr. Takayuki Arita

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2012	June 30, 2012	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	506,301	500,692	(5,609)
Antenna facilities	5,068	4,978	(89)
Terminal equipment	64,544	62,621	(1,922)
Local line facilities	825,330	825,799	468
Long-distance line facilities	3,899	4,392	493
Engineering facilities	621,274	618,985	(2,288)
Submarine line facilities	1,899	1,798	(100)
Buildings	464,198	464,438	240
Construction in progress	57,651	39,301	(18,349)
Other	259,132	258,066	(1,065)
Total property, plant and equipment	2,809,299	2,781,075	(28,224)
Intangible fixed assets	99,472	97,413	(2,058)
Total fixed assets - telecommunications businesses	2,908,771	2,878,488	(30,283)
Investments and other assets
Other investments and assets	216,942	216,943	0
Allowance for doubtful accounts	(994)	(946)	48
Total investments and other assets	215,947	215,997	49
Total fixed assets	3,124,719	3,094,485	(30,233)

Current assets:
Cash and bank deposits	179,674	39,999	(139,674)
Notes receivable	—	149	149
Accounts receivable, trade	314,174	293,752	(20,422)
Supplies	43,596	43,301	(295)
Other current assets	43,137	74,080	30,943
Allowance for doubtful accounts	(3,829)	(3,651)	178
Total current assets	576,753	447,632	(129,120)

TOTAL ASSETS	3,701,473	3,542,118	(159,354)

	(Millions of yen)
	March 31, 2012	June 30, 2012	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	617,715	507,347	(110,367)
Liability for employees’ retirement benefits	227,464	226,363	(1,101)
Reserve for point services	5,074	5,459	384
Reserve for unused telephone cards	14,255	13,803	(451)
Asset retirement obligations	643	646	3
Other long-term liabilities	12,483	12,501	17
Total long-term liabilities	877,636	766,121	(111,514)
Current liabilities:
Current portion of long-term borrowings from parent company	148,339	258,339	110,000
Accounts payable, trade	104,056	53,463	(50,592)
Short-term borrowings	30,000	20,000	(10,000)
Accrued taxes on income	488	*2,693	2,204
Allowance for loss on disaster	1,535	1,527	(7)
Other current liabilities	410,817	330,494	(80,322)
Total current liabilities	695,237	666,519	(28,718)

TOTAL LIABILITIES	1,572,873	1,432,641	(140,232)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus	1,499,726	1,499,726	—
Earned surplus	293,962	274,562	(19,399)
Total shareholders’ equity	2,128,689	2,109,289	(19,399)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(90)	187	277
Total unrealized gains (losses), translation adjustments, and others	(90)	187	277

TOTAL NET ASSETS	2,128,599	2,109,477	(19,121)

TOTAL LIABILITIES AND NET ASSETS	3,701,473	3,542,118	(159,354)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)	Year ended March 31, 2012
Telecommunications businesses:
Operating revenues	426,461	420,110	(6,351)	1,719,239
Operating expenses	408,594	407,220	(1,373)	1,676,016
Operating income from telecommunications businesses	17,867	12,889	(4,977)	43,223

Supplementary businesses:
Operating revenues	27,683	29,390	1,707	132,287
Operating expenses	26,339	26,480	140	125,186
Operating income from supplementary businesses	1,343	2,910	1,567	7,101
Operating income	19,211	15,800	(3,410)	50,324

Non-operating revenues:
Interest income	31	14	(17)	103
Dividends received	587	1,312	725	3,069
Lease and rental income	11,134	10,916	(217)	43,582
Miscellaneous income	2,056	1,748	(307)	11,693
Total non-operating revenues	13,809	13,991	182	58,448

Non-operating expenses:
Interest expenses	2,505	2,273	(231)	9,814
Lease and rental expenses	4,674	4,568	(105)	20,590
Miscellaneous expenses	597	567	(29)	3,137
Total non-operating expenses	7,777	7,410	(366)	33,542
Recurring profit	25,242	22,381	(2,861)	75,230
Special profits	—	—	—	4,473
Special losses	5,801	2,177	(3,623)	12,645
Income before income taxes	19,441	20,204	762	67,058
Income taxes	*6,711	*6,103	(607)	34,904
Net income	12,730	14,100	1,370	32,153

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2012
Voice transmission services revenues (excluding IP services revenues)	170,268	150,805	(19,462)	(11.4)	653,844
Monthly charge revenues*	118,797	107,996	(10,800)	(9.1)	461,246
Call rates revenues*	15,893	12,632	(3,260)	(20.5)	57,777
Interconnection call revenues*	21,504	19,011	(2,492)	(11.6)	81,873
IP services revenues	187,715	202,485	14,770	7.9	777,556
Leased circuit services revenues (excluding IP services revenues)	34,304	31,938	(2,365)	(6.9)	136,160
Telegram services revenues	4,679	4,381	(298)	(6.4)	17,098
Other telecommunications services revenues	29,494	30,500	1,006	3.4	134,579

Telecommunications total revenues	426,461	420,110	(6,351)	(1.5)	1,719,239

Supplementary business total revenues	27,683	29,390	1,707	6.2	132,287

Total operating revenues	454,145	449,501	(4,643)	(1.0)	1,851,527

*	Partial listing only.

August 6, 2012

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2012

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the three months ended June 30, 2012 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Takashi Sasaki or Yusuke Umeda

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2012	June 30, 2012	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	485,967	477,930	(8,036)
Antenna facilities	7,158	7,055	(102)
Terminal equipment	21,188	21,139	(48)
Local line facilities	892,312	892,908	595
Long-distance line facilities	2,858	2,798	(60)
Engineering facilities	571,763	567,928	(3,835)
Submarine line facilities	2,427	2,303	(124)
Buildings	397,185	391,131	(6,053)
Construction in progress	31,147	31,999	851
Other	229,033	227,942	(1,090)
Total property, plant and equipment	2,641,042	2,623,137	(17,904)
Intangible fixed assets	77,024	74,061	(2,963)
Total fixed assets - telecommunications businesses	2,718,066	2,697,199	(20,867)
Investments and other assets
Other investments and assets	154,493	153,591	(901)
Allowance for doubtful accounts	(352)	(322)	30
Total investments and other assets	154,140	153,269	(870)
Total fixed assets	2,872,207	2,850,469	(21,738)

Current assets:
Cash and bank deposits	103,362	50,452	(52,910)
Notes receivable	19	25	5
Accounts receivable, trade	291,480	263,342	(28,137)
Supplies	35,212	35,600	387
Other current assets	44,965	68,404	23,439
Allowance for doubtful accounts	(2,840)	(2,622)	217
Total current assets	472,199	415,202	(56,997)

TOTAL ASSETS	3,344,407	3,265,671	(78,736)

	(Millions of yen)
	March 31, 2012	June 30, 2012	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	960,947	930,628	(30,318)
Liability for employees’ retirement benefits	224,695	223,805	(889)
Reserve for point services	5,093	5,130	37
Reserve for unused telephone cards	13,480	13,053	(426)
Asset retirement obligations	305	306	1
Other long-term liabilities	13,636	12,108	(1,528)
Total long-term liabilities	1,218,158	1,185,033	(33,125)

Current liabilities:
Current portion of long-term borrowings from parent company	133,151	141,444	8,292
Accounts payable, trade	74,124	47,145	(26,978)
Short-term borrowings	30,000	—	(30,000)
Accrued taxes on income	838	*460	(377)
Asset retirement obligations	39	—	(39)
Other current liabilities	367,111	394,959	27,847
Total current liabilities	605,265	584,010	(21,254)

TOTAL LIABILITIES	1,823,423	1,769,044	(54,379)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus	1,170,054	1,170,054	—
Earned surplus	38,905	14,563	(24,342)
Total shareholders’ equity	1,520,959	1,496,617	(24,342)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	24	10	(13)
Total unrealized gains (losses), translation adjustments, and others	24	10	(13)

TOTAL NET ASSETS	1,520,983	1,496,627	(24,356)

TOTAL LIABILITIES AND NET ASSETS	3,344,407	3,265,671	(78,736)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)	Year ended March 31, 2012
Telecommunications businesses:
Operating revenues	386,850	374,609	(12,240)	1,537,887
Operating expenses	374,836	372,416	(2,420)	1,508,068
Operating income from telecommunications businesses	12,013	2,193	(9,820)	29,819

Supplementary businesses:
Operating revenues	27,077	28,385	1,308	138,460
Operating expenses	25,999	25,599	(399)	131,236
Operating income from supplementary businesses	1,078	2,786	1,708	7,223
Operating income	13,091	4,979	(8,112)	37,043

Non-operating revenues:
Interest income	1	4	2	8
Dividends received	1,144	836	(307)	1,160
Lease and rental income	9,840	9,378	(462)	38,660
Miscellaneous income	965	774	(191)	4,826
Total non-operating revenues	11,951	10,994	(957)	44,656

Non-operating expenses:
Interest expenses	3,952	3,787	(165)	15,732
Lease and rental expenses	3,233	4,174	941	17,032
Miscellaneous expenses	669	155	(513)	6,572
Total non-operating expenses	7,855	8,117	262	39,337
Recurring profit	17,188	7,856	(9,332)	42,361
Income before income taxes	17,188	7,856	(9,332)	42,361
Income taxes	*3,861	*998	(2,862)	21,867
Net income	13,327	6,857	(6,469)	20,493

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2012
Voice transmission services revenues (excluding IP services revenues)	167,833	150,451	(17,382)	(10.4)	646,816
Monthly charge revenues*	117,976	107,302	(10,674)	(9.0)	457,610
Call rates revenues*	13,729	11,470	(2,259)	(16.5)	51,162
Interconnection call revenues*	23,578	21,049	(2,529)	(10.7)	90,242
IP services revenues	153,456	163,077	9,621	6.3	629,402
Leased circuit services revenues (excluding IP services revenues)	31,414	29,126	(2,288)	(7.3)	125,491
Telegram services revenues	5,552	4,931	(621)	(11.2)	20,282
Other telecommunications services revenues	28,592	27,022	(1,569)	(5.5)	115,894

Telecommunications total revenues	386,850	374,609	(12,240)	(3.2)	1,537,887

Supplementary business total revenues	27,077	28,385	1,308	4.8	138,460

Total operating revenues	413,927	402,995	(10,931)	(2.6)	1,676,348

*	Partial listing only.

August 6, 2012

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Three Months Ended June 30, 2012

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) announced today its financial results for the three months ended June 30, 2012. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Financial Results of NTT Communications Group

#    #    #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including leading Global Tier-1 IP Network, Arcstar Universal One™ VPN network reaching over 150 countries, and over 120 secure data centers. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

Further information: www.ntt.com | www.twitter.com/nttcom | www.facebook.com/nttcomtv

For more information

(Mr.) Masaya Okazaki or (Mr.) Masato Uchiyama

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2012	June 30, 2012	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	146,728	145,386	(1,341)
Antenna facilities	1,569	1,546	(22)
Terminal equipment	929	901	(28)
Local line facilities	836	814	(21)
Long-distance line facilities	7,497	7,208	(289)
Engineering facilities	54,861	54,387	(474)
Submarine line facilities	8,974	8,470	(504)
Buildings	127,910	126,262	(1,647)
Construction in progress	30,479	27,419	(3,060)
Other	89,883	88,445	(1,437)
Total property, plant and equipment	469,671	460,842	(8,828)
Intangible fixed assets	84,055	81,572	(2,483)
Total fixed assets - telecommunications businesses	553,727	542,415	(11,311)
Investments and other assets
Investment securities	118,969	117,896	(1,073)
Investments in subsidiaries and affiliated companies	178,550	182,902	4,351
Other investments and assets	55,751	57,239	1,487
Allowance for doubtful accounts	(219)	(212)	6
Total investments and other assets	353,053	357,825	4,772
Total fixed assets	906,780	900,240	(6,539)

Current assets:
Cash and bank deposits	23,863	20,718	(3,145)
Notes receivable	446	100	(346)
Accounts receivable, trade	192,630	171,901	(20,728)
Supplies	9,424	9,903	478
Other current assets	71,439	64,111	(7,328)
Allowance for doubtful accounts	(2,294)	(2,080)	214
Total current assets	295,509	264,655	(30,854)

TOTAL ASSETS	1,202,290	1,164,896	(37,394)

	(Millions of yen)
	March 31, 2012	June 30, 2012	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	63,666	63,553	(113)
Liability for employees’ retirement benefits	82,533	83,396	863
Reserve for point services	3,957	4,100	142
Reserve for unused telephone cards	5,964	5,776	(188)
Asset retirement obligations	669	672	3
Other long-term liabilities	15,638	14,684	(953)
Total long-term liabilities	172,430	172,183	(246)

Current liabilities:
Current portion of long-term borrowings from parent company	43,643	43,643	—
Accounts payable, trade	26,063	17,733	(8,330)
Accounts payable, other	173,342	150,443	(22,898)
Accrued taxes on income	9,533	*5,364	(4,169)
Allowance for losses on construction	105	108	2
Allowance for loss on disaster	506	459	(47)
Other current liabilities	31,951	39,347	7,396
Total current liabilities	285,145	257,099	(28,045)

TOTAL LIABILITIES	457,575	429,282	(28,292)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763	—
Capital surplus	131,615	131,615	—
Earned surplus	356,324	347,937	(8,387)
Total shareholders’ equity	699,703	691,316	(8,387)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	45,010	44,297	(713)
Total unrealized gains (losses), translation adjustments, and others	45,010	44,297	(713)

TOTAL NET ASSETS	744,714	735,613	(9,101)

TOTAL LIABILITIES AND NET ASSETS	1,202,290	1,164,896	(37,394)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)	Year ended March 31, 2012
Telecommunications businesses:
Operating revenues	206,899	196,159	(10,739)	817,556
Operating expenses	177,554	166,277	(11,276)	710,400
Operating income from telecommunications businesses	29,345	29,881	536	107,156

Supplementary businesses:
Operating revenues	34,691	34,406	(285)	163,464
Operating expenses	36,974	34,557	(2,416)	164,872
Operating losses from supplementary businesses	(2,282)	(150)	2,131	(1,407)
Operating income	27,062	29,730	2,668	105,748

Non-operating revenues:
Interest income	16	53	36	97
Dividends received	5,322	4,335	(986)	9,033
Lease and rental income	3,302	3,198	(104)	13,021
Miscellaneous income	644	96	(548)	1,562
Total non-operating revenues	9,285	7,683	(1,602)	23,715

Non-operating expenses:
Interest expenses	578	475	(102)	2,196
Lease and rental expenses	1,787	1,698	(89)	7,546
Miscellaneous expenses	98	272	174	726
Total non-operating expenses	2,463	2,446	(17)	10,469
Recurring profit	33,884	34,967	1,083	118,994

Special profits	—	—	—	3,728
Special losses	—	—	—	9,599
Income before income taxes	33,884	34,967	1,083	113,123
Income taxes	*13,769	*12,855	(914)	54,820
Net income	20,115	22,112	1,997	58,303

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2012
Voice transmission services revenues (excluding IP services revenues)	82,617	75,616	(7,000)	(8.5)	324,268
IP services revenues	92,714	92,471	(242)	(0.3)	374,420
Open computer network services revenues*	39,696	38,842	(853)	(2.2)	158,804
IP-Virtual private network services revenues*	17,419	16,979	(439)	(2.5)	69,580
Wide-Area Ethernet services revenues*	13,391	13,491	99	0.7	54,094
Data communications revenues (excluding IP services revenues)	21,290	17,552	(3,738)	(17.6)	78,332
Leased circuit services revenues*	15,524	13,153	(2,371)	(15.3)	56,708
Solution services revenues	38,640	37,885	(755)	(2.0)	179,729
Others	6,326	7,039	713	11.3	24,271

Total operating revenues	241,590	230,565	(11,025)	(4.6)	981,021

*	Partial listing only

IV. Financial Results of NTT Communications Group

	(Millions of yen)
	Three months ended June 30, 2011	Three months ended June 30, 2012	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	295,312	289,991	(5,321)	(1.8)
Operating expenses	265,437	259,718	(5,719)	(2.2)
Operating income	29,875	30,273	398	1.3

August 6, 2012

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Three Months Ended June 30, 2012

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2012	B As of Jun. 30, 2012			C As of Mar. 31, 2013 (Forecast)
		D			E
			Change	Progress		Change
			B-A	D/E		C-A
Telephone Subscriber Lines	27,521	26,872	(650)	25.5%	24,977	(2,544)
NTT East	13,554	13,229	(325)	25.4%	12,277	(1,277)
NTT West	13,968	13,643	(325)	25.6%	12,701	(1,267)
INS-Net	4,150	4,036	(115)	28.3%	3,744	(406)
NTT East	2,142	2,082	(60)	26.8%	1,919	(223)
NTT West	2,008	1,953	(55)	30.0%	1,825	(183)
Telephone Subscriber Lines + INS-Net	31,672	30,907	(764)	25.9%	28,722	(2,950)
NTT East	15,695	15,311	(385)	25.6%	14,195	(1,500)
NTT West	15,976	15,596	(380)	26.2%	14,526	(1,450)
Public Telephones	231,038	226,644	(4,394)	18.7%	207,556	(23,482)
NTT East	110,242	108,473	(1,769)	16.1%	99,242	(11,000)
NTT West	120,796	118,171	(2,625)	21.0%	108,314	(12,482)
FLET’S ISDN	152	145	(7)	20.2%	116	(36)
NTT East	71	68	(4)	19.2%	51	(20)
NTT West	81	77	(3)	21.5%	65	(16)
FLET’S ADSL	2,322	2,206	(115)	25.6%	1,872	(450)
NTT East	1,135	1,069	(65)	26.0%	885	(250)
NTT West	1,187	1,137	(50)	25.2%	987	(200)
FLET’S Hikari	16,564	16,872	307	21.2%	18,014	1,450
NTT East	9,353	9,517	164	20.5%	10,153	800
NTT West	7,211	7,354	143	22.1%	7,861	650
FLET’S Hikari Next*	7,106	7,703	597	23.0%	9,706	2,600
NTT East	4,275	4,573	298	24.8%	5,475	1,200
NTT West	2,831	3,130	299	21.4%	4,231	1,400
FLET’S Hikari Light*	297	412	115	28.7%	697	400
NTT East	261	322	61	20.4%	561	300
NTT West	36	90	54	53.7%	136	100
Hikari Denwa	13,900	14,252	351	21.3%	15,550	1,650
NTT East	7,402	7,577	175	18.4%	8,352	950
NTT West	6,498	6,674	176	25.2%	7,198	700
Conventional Leased Circuit Services	269	265	(3)	56.8%	262	(6)
NTT East	134	132	(1)	74.7%	132	(2)
NTT West	135	133	(2)	43.6%	130	(4)
High Speed Digital Services	158	155	(3)	21.9%	143	(16)
NTT East	84	82	(2)	46.2%	80	(4)
NTT West	74	73	(2)	14.0%	62	(12)
NTT Group Major ISPs	11,882	11,890	7	5.8%	12,009	127
OCN*	8,437	8,448	11	9.4%	8,555	118
Plala*	3,122	3,120	(2)	498.7%	3,122	(0)
Video Services	—	—	—	—	—	—
Hikari TV	2,004	2,122	117	21.5%	2,550	546
FLET’S TV Transmission Services	861	898	37	21.4%	1,035	174
NTT East	642	661	19	24.9%	719	77
NTT West	219	237	18	18.6%	316	97
Mobile	60,129	60,396	266	9.5%	62,930	2,800
FOMA	57,905	57,079	(825)	15.7%	52,640	(5,270)
Xi	2,225	3,317	1,092	13.5%	10,290	8,070
i-mode	42,321	40,336	(1,985)	24.4%	34,170	(8,150)
sp-mode	9,586	11,469	1,883	19.7%	19,130	9,540

Notes :	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (“INS-Net 64” Lite Plan is included).

	(3)	Number of “FLET’S Hikari” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

	(4)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(5)	Number of communication module service subscribers is included in the number of Mobile and “FOMA” subscribers.

	(6)	Changes in the number of Mobile (“FOMA,” “Xi” are included), “i-mode” and “sp-mode” subscribers as of Mar. 31, 2013 (Forecast) are forecasted net-increases.

	(7)	Effective Mar. 3, 2008, “FOMA” services subscriptions became mandatory for subscription to “2in1” services. Such “FOMA” services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and “FOMA”* service subscriptions.

* Partial listing only

2.	Number of Employees

	(Person)
	A As of Jun. 30, 2011	B As of Jun. 30, 2012		C As of Mar. 31, 2013 (Forecast)(1)
			Change
			B-A
NTT Consolidated	231,150	232,350	1,200	222,800
Core Group Companies
NTT (Holding Company)	3,000	2,950	(50)	2,900
NTT East	6,350	6,350	0	5,800
NTT West	5,500	5,350	(150)	5,150
NTT Communications	8,250	8,150	(100)	7,100
NTT DATA (Consolidated)	55,150	60,150	5,000	61,050
NTT DOCOMO (Consolidated)	23,650	23,950	300	22,800
(Reference) Outsourcing Companies(2)
East Outsourcing Companies	35,850	33,400	(2,450)	30,500
West Outsourcing Companies	37,650	34,650	(3,000)	30,250

Notes :	(1)	Figures do not include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year.

	(2)	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year, as described below:

		— As of Mar. 31, 2013 (Forecast) (East Outsourcing Companies: 1,300 employees; West Outsourcing Companies: 1,450 employees)

3.	Capital Investment

	(Billions of yen)
	A Three Months Ended Jun. 30, 2011	B Three Months Ended Jun. 30, 2012			C Year Ending Mar. 31, 2013 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated	367.0	405.7	38.7	21.1%	1,920.0
Core Group Companies
NTT (Holding Company)	3.2	5.9	2.7	18.1%	33.0
NTT East	71.9	76.8	4.9	19.7%	390.0
NTT West	72.2	77.0	4.7	21.4%	360.0
NTT Communications	28.0	14.2	(13.8)	12.9%	110.0
NTT DATA (Consolidated)	29.7	21.8	(7.9)	16.4%	133.0
NTT DOCOMO (Consolidated)	136.7	177.4	40.7	24.1%	735.0

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Three Months Ended Jun. 30, 2011	B Three Months Ended Jun. 30, 2012			C Year Ending Mar. 31, 2013 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	2,537.4	2,575.9	38.6	24.0%	10,750.0
Fixed Voice Related Services	501.2	451.0	(50.2)	—	—
Mobile Voice Related Services	482.1	432.3	(49.9)	—	—
IP/Packet Communications Services	873.4	936.0	62.6	—	—
Sales of Telecommunications Equipment	129.0	168.4	39.4	—	—
System Integration	389.8	411.6	21.8	—	—
Other	161.8	176.6	14.8	—	—
Operating Expenses	2,188.1	2,223.6	35.5	23.5%	9,470.0
Cost of Services (exclusive of items shown separately below)	577.9	591.4	13.5	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	168.6	179.4	10.8	—	—
Cost of System Integration (exclusive of items shown separately below)	259.1	274.2	15.1	—	—
Depreciation and Amortization	461.8	460.3	(1.5)	—	—
Impairment Loss	0.1	0.2	0.1	—	—
Selling, General and Administrative Expenses	720.7	718.1	(2.6)	—	—
Write-Down of Goodwill and Other Intangible Assets	—	—	—	—	—
Operating Income	349.3	352.3	3.0	27.5%	1,280.0
Income Before Income Taxes	351.8	346.6	(5.3)	27.4%	1,265.0
Net Income Attributable to NTT	153.1	156.6	3.5	27.2%	575.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	523.7	522.8	(0.8)	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,120.4	1,153.2	32.8	—	—
Loss on Disposal of Property, Plant and Equipment	25.5	31.0	5.5	—	—
Other Expenses	56.6	56.1	(0.5)	—	—
Total	1,726.2	1,763.1	37.0	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	211.9	227.3	15.3	52.5%	433.0
Operating Expenses	34.2	34.1	(0.1)	22.0%	155.0
Operating Income	177.6	193.1	15.5	69.5%	278.0
Non-Operating Revenues	10.3	9.5	(0.8)	23.9%	40.0
Non-Operating Expenses	10.3	10.3	0.0	24.1%	43.0
Recurring Profit	177.7	192.3	14.6	70.0%	275.0
Net Income	176.8	191.7	14.9	69.2%	277.0

4. Financial Results and Projections (NTT East, NTT West)	(Billions of yen)
	A Three Months Ended Jun. 30, 2011	B Three Months Ended Jun. 30, 2012			C Year Ending Mar. 31, 2013 (Forecast)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	454.1	449.5	(4.6)	24.1%	1,868.0
Voice Transmission Services (excluding IP)(1)	170.2	150.8	(19.4)	25.9%	582.0
IP Services(2)	187.7	202.4	14.7	23.5%	860.0
Leased Circuit (excluding IP)	34.3	31.9	(2.3)	25.3%	126.0
Telegraph	4.6	4.3	(0.2)	27.4%	16.0
Other	29.4	30.5	1.0	21.1%	284.0
Supplementary Business	27.6	29.3	1.7
Operating Expenses	434.9	433.7	(1.2)	24.1%	1,803.0
Personnel	27.9	27.7	(0.2)	24.8%	112.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	282.2	282.1	(0.0)	23.7%	1,193.0
Depreciation and Amortization	97.6	96.6	(0.9)	25.5%	379.0
Loss on Disposal of Property, Plant and Equipment	8.1	8.4	0.3	18.9%	45.0
Taxes and Public Dues	18.8	18.6	(0.2)	25.2%	74.0
Operating Income	19.2	15.8	(3.4)	24.3%	65.0
Non-Operating Revenues	13.8	13.9	0.1	26.4%	53.0
Non-Operating Expenses	7.7	7.4	(0.3)	22.5%	33.0
Recurring Profit	25.2	22.3	(2.8)	26.3%	85.0
Net Income	12.7	14.1	1.3	26.6%	53.0
NTT West (JPN GAAP)
Operating Revenues	413.9	402.9	(10.9)	24.5%	1,645.0
Voice Transmission Services (excluding IP)(1)	167.8	150.4	(17.3)	25.9%	581.0
IP Services(2)	153.4	163.0	9.6	24.3%	670.0
Leased Circuit (excluding IP)	31.4	29.1	(2.2)	26.2%	111.0
Telegraph	5.5	4.9	(0.6)	27.4%	18.0
Other	28.5	27.0	(1.5)	20.9%	265.0
Supplementary Business	27.0	28.3	1.3
Operating Expenses	400.8	398.0	(2.8)	24.8%	1,605.0
Personnel	26.7	26.6	(0.1)	24.4%	109.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	256.6	255.6	(0.9)	24.5%	1,045.0
Depreciation and Amortization	91.1	88.3	(2.8)	25.7%	344.0
Loss on Disposal of Property, Plant and Equipment	8.7	10.1	1.3	25.5%	40.0
Taxes and Public Dues	17.5	17.2	(0.3)	25.7%	67.0
Operating Income	13.0	4.9	(8.1)	12.4%	40.0
Non-Operating Revenues	11.9	10.9	(0.9)	25.0%	44.0
Non-Operating Expenses	7.8	8.1	0.2	23.9%	34.0
Recurring Profit	17.1	7.8	(9.3)	15.7%	50.0
Net Income	13.3	6.8	(6.4)	17.1%	40.0

Notes :	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended Jun. 30, 2012 include monthly charges, call charges and interconnection charges of 107.9 billion yen, 12.6 billion yen and 19.0 billion yen for NTT East, and 107.3 billion yen, 11.4 billion yen and 21.0 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the three months ended Jun. 30, 2012 include “FLET’S Hikari” and “Hikari Denwa” charges (including monthly charges, call charges and connection device charges) of 121.3 billion yen and 39.9 billion yen for NTT East, and 93.2 billion yen and 33.4 billion yen for NTT West, respectively.

—    “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

4.	Financial Results and Projections (NTT Communications, Dimension Data)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2011	B Three Months Ended Jun. 30, 2012			C Year Ending Mar. 31, 2013 (Forecast)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	241.5	230.5	(11.0)	24.1%	955.0
Voice Transmission Services (excluding IP)(1)	82.6	75.6	(7.0)	25.6%	295.0
IP Services(1)(2)	92.7	92.4	(0.2)	24.7%	375.0
Data Transmission Services (excluding IP)(1)(2)	21.2	17.5	(3.7)	27.0%	65.0
Leased Circuit*(1)(2)	15.5	13.1	(2.3)	27.4%	48.0
Solutions Business	38.6	37.8	(0.7)	19.4%	195.0
Other	6.3	7.0	0.7	28.2%	25.0
Operating Expenses	214.5	200.8	(13.6)	23.5%	855.0
Personnel	23.2	22.8	(0.3)	25.4%	90.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	100.7	93.1	(7.6)	23.3%	640.0
Communication Network Charges	61.8	56.1	(5.6)
Depreciation and Amortization	24.7	24.8	0.1	23.2%	107.0
Loss on Disposal of Property, Plant and Equipment	0.8	0.7	(0.1)	12.6%	6.0
Taxes and Public Dues	3.0	3.0	(0.0)	25.4%	12.0
Operating Income	27.0	29.7	2.6	29.7%	100.0
Non-Operating Revenues	9.2	7.6	(1.6)	36.6%	21.0
Non-Operating Expenses	2.4	2.4	(0.0)	22.2%	11.0
Recurring Profit	33.8	34.9	1.0	31.8%	110.0
Net Income	20.1	22.1	1.9	33.0%	67.0
Dimension Data Consolidated (IFRS)
Operating Revenues	110.3	112.9	2.6	23.3%	485.0
Operating Expenses(3)	106.2	110.3	4.1	23.5%	468.5
Operating Income(4)	4.0	2.6	(1.4)	15.8%	16.5
Net Income Attributable to NTT	2.0	1.6	(0.5)	—	—

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the three months ended Jun. 30, 2012 include revenues from telephone subscriber lines (38.9 billion yen). Operating Revenues from IP Services include revenues from OCN (38.8 billion yen), IP-VPN (16.9 billion yen) and Wide-area Ethernet (13.4 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (0 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (0.7 billion yen) and high-speed digital (5.1 billion yen).

	(2)	Operating Expenses includes costs associated with the acquisition of Dimension Data by NTT.

	(3)	Operating Income under US GAAP is 0.3 billion yen.

	(4)	Since Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the three months ended March 31, 2011 are stated under “A. Three Months Ended Jun. 30, 2011” and Dimension Data’s financial results for the three months ended March 31, 2012 are stated under “B. Three Months Ended Jun. 30, 2012” and Dimension Data’s forecast for the twelve months ending December 31, 2012 are stated under “C. Year Ending Mar. 31, 2013 (Forecast).”

	(5)	Conversion Rate USD1.00 = JPY79.35

* Partial listing only

4.	Financial Results and Projections (NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2011	B Three Months Ended Jun. 30, 2012			C Year Ending Mar. 31, 2013 (Forecast)
			Change	Progress
			B-A	B/C
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	270.2	294.0	23.7	23.0%	1,280.0
Public & Financial IT Services	173.8	183.5	9.7	22.5%	816.0
Enterprise IT Services	85.7	100.1	14.4	24.2%	414.0
Solutions & Technologies	38.1	41.4	3.2	23.6%	176.0
Elimination or Corporate	(27.4)	(31.1)	(3.7)	24.8%	(126.0)
Cost of Sales	204.4	222.2	17.7	23.2%	956.0
Gross Profit	65.8	71.8	5.9	22.2%	324.0
Selling, General and Administrative Expenses	54.3	58.4	4.1	24.5%	239.0
Operating Income	11.5	13.3	1.7	15.7%	85.0
Non-Operating Income (Loss)	(0.4)	(1.3)	(0.8)	18.7%	(7.0)
Recurring Profit	11.1	12.0	0.8	15.4%	78.0
Net Income	3.5	7.0	3.4	18.5%	38.0
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	1,047.3	1,072.3	25.0	24.1%	4,450.0
Wireless Services	934.1	923.4	(10.7)	24.8%	3,725.0
Mobile Services	850.6	827.2	(23.5)	25.0%	3,304.0
Voice	405.4	342.1	(63.3)	27.7%	1,233.0
Packet Communications	445.3	485.1	39.9	23.4%	2,071.0
Other revenues	83.5	96.3	12.8	22.9%	421.0
Equipment sales	113.2	148.8	35.7	20.5%	725.0
Operating Expenses	779.6	809.7	30.1	22.8%	3,550.0
Personnel	68.1	71.8	3.8	25.8%	278.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	477.7	506.5	28.8	22.6%	2,245.0
Depreciation and Amortization	155.8	157.5	1.7	22.7%	695.0
Loss on Disposal of Property, Plant and Equipment	4.9	9.7	4.8	13.6%	71.0
Communication Network Charges	63.7	54.4	(9.3)	24.4%	223.0
Taxes and Public Dues	9.5	9.8	0.3	25.7%	38.0
Operating Income	267.7	262.6	(5.1)	29.2%	900.0
Non-Operating Income (Loss)	2.5	2.2	(0.4)	72.9%	3.0
Income Before Income Taxes	270.3	264.8	(5.4)	29.3%	903.0
Net Income Attributable to NTT DOCOMO	158.7	164.3	5.6	29.5%	557.0

Note:	“Global IT Services” changed its name to “Enterprise IT Services” at the beginning of the fiscal year ending March 31, 2013.

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, “INS-NET” and “FLET’S Hikari,” by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (“FOMA”) services and revenues from Mobile (“Xi”) services which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2011 (From Apr. to Jun., 2011)	Three Months Ended Jun. 30, 2012 (From Apr. to Jun., 2012)	Year Ended Mar. 31, 2012	Year Ending Mar. 31, 2013 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,870	2,820	2,860	2,810
Telephone Subscriber Lines ARPU	2,510	2,460	2,500	2,450
INS-NET Subscriber Lines ARPU	5,090	5,050	5,080	5,030
FLET’S Hikari ARPU	5,850	5,880	5,900	5,800
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,770	2,730	2,760	2,720
Telephone Subscriber Lines ARPU	2,460	2,420	2,450	2,410
INS-NET Subscriber Lines ARPU	4,930	4,880	4,920	4,880
FLET’S Hikari ARPU	5,920	5,900	5,930	5,870
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+Xi)	4,960	4,650	4,870	4,570
Voice ARPU (FOMA+Xi)	2,340	1,900	2,200	1,690
Packet ARPU (FOMA+Xi)	2,620	2,750	2,670	2,880

Notes :	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.”

		•	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

		•	FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

		—	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including “B FLET’S,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

	(6)	The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

		•	Mobile Aggregate ARPU (“FOMA”+“Xi”) = Voice ARPU (“FOMA”+“Xi”) + Packet ARPU (“FOMA”+“Xi”).

			—	Our Voice ARPU (“FOMA”+“Xi”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “FOMA” and “Xi” services, and our Packet ARPU (“FOMA”+“Xi”) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges attributable to our “FOMA” and “Xi” services.

	(7)	“mova” services were terminated as of March 31, 2012. “mova” service subscriptions are included in the calculations of Mobile Aggregate ARPU, Voice ARPU and Packet ARPU for the three months ended Jun. 30, 2011 and the year ended Mar. 31, 2012, but are not included in the calculations of Mobile Aggregate ARPU, Voice ARPU and Packet ARPU for the three months ended Jun. 30, 2012 and the year ending Mar. 31, 2013 (Forecast).

	(8)	Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

	(9)	Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY Forecast: Sum of the average expected active number of subscribers during the fiscal year ((Number of subscribers at Mar. 31, 2012 + Number of expected subscribers at Mar. 31, 2013)/2)x12

	(10)	Numbers of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	FY Results/FY Forecast: Sum of number of active subscribers**/expected number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2012	As of Jun. 30, 2012	As of Mar. 31, 2013 (Forecast)
Interest-Bearing Liabilities	4,274.0	4,379.5	4,000.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2012	Three Months Ended Jun. 30, 2012	Year Ending Mar. 31, 2013 (Forecast)
EBITDA	3,219.1 billion yen	834.3 billion yen	3,273.0 billion yen
EBITDA Margin	30.6%	32.4%	30.4%
Operating FCF	1,272.5 billion yen	428.6 billion yen	1,353.0 billion yen
ROCE	5.8%	— %	6.5%

Note :	Reconciliation of Indices is as follows.

8.	Reconciliation of Financial Indices (Consolidated)

		Year Ended Mar. 31, 2012	Three Months Ended Jun. 30, 2012	Year Ending Mar. 31, 2013 (Forecast)
EBITDA (a+b)		3,219.1 billion yen	834.3 billion yen	3,273.0 billion yen
a	Operating Income	1,223.0 billion yen	352.3 billion yen	1,280.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,996.2 billion yen	482.0 billion yen	1,993.0 billion yen
EBITDA Margin [(c/d)X100]		30.6%	32.4%	30.4%
a	Operating Income	1,223.0 billion yen	352.3 billion yen	1,280.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,996.2 billion yen	482.0 billion yen	1,993.0 billion yen
c	EBITDA (a+b)	3,219.1 billion yen	834.3 billion yen	3,273.0 billion yen
d	Operating Revenues	10,507.4 billion yen	2,575.9 billion yen	10,750.0 billion yen
Operating FCF [(c-d)]		1,272.5 billion yen	428.6 billion yen	1,353.0 billion yen
a	Operating Income	1,223.0 billion yen	352.3 billion yen	1,280.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,996.2 billion yen	482.0 billion yen	1,993.0 billion yen
c	EBITDA (a+b)	3,219.1 billion yen	834.3 billion yen	3,273.0 billion yen
d	Capital Investment	1,946.6 billion yen	405.7 billion yen	1,920.0 billion yen
ROCE [(b/c)X100]		5.8%	—	6.5%
a	Operating Income	1,223.0 billion yen	—	1,280.0 billion yen
	(Normal Statutory Tax Rate)	41%	—	38%
b	Operating Income X (1 - Normal Statutory Tax Rate)	722.5 billion yen	—	790.3 billion yen
c	Operating Capital Employed	12,365.4 billion yen	—	12,215.3 billion yen

Note :	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Payments for Acquisition of Intangible Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2012	Three Months Ended Jun. 30, 2012
Payments for Property, Plant and Equipment	1,395.1	438.6
Payments for Acquisition of Intangible Assets	458.2	121.2
Total	1,853.3	559.8
Difference from Capital Investment	(93.3)	154.1